ERIC M. HELLIGE

Partner

DIRECT TEL: 212-326-0846

FAX: 212-326-0806

ehellige@pryorcashman.com

December 28, 2020

Via Edgar

Ms. Kathryn Jacobson

Mr. Robert Littlepage

Mr. Michael C. Foland

Ms. Kathleen Krebs

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Versus Systems Inc.
Amendment No. 2 to
Registration Statement on Form F-1
Filed December 14, 2020
File No. 333-250868

Ladies and Gentlemen:

On behalf of our client, Versus Systems Inc., a British Columbian corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement on Form F-1 (as amended, the “Registration Statement”), which was initially filed with the Securities and Exchange Commission (the “Commission”) on November 20, 2020.

Amendment No. 2 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated December 18, 2020 (the “Comment Letter”). In addition to addressing the comments received from the Staff, the Company has also revised the Registration Statement in Amendment No. 2 to update other disclosures in the Registration Statement.

The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 2 and to the prospectus included therein.

Securities and Exchange Commission

December 28, 2020

The Company has asked us to convey the following responses to the Staff:

Amendment No. 1 to Registration Statement on Form F-1

Consolidated Financial Statements

Consolidated Statements of Loss and Comprehensive Loss, page F-5

1.	Present on the face of your income statement pro forma eps data for all periods to give effect to the reverse stock split. You should also provide the pro forma eps data on the face on your interim period income statement. Disclose the facts and circumstances of the stock split and your calculation of the pro forma eps data in a footnote to your financial statements.

Response:	The Company has complied with the Staff’s request by restating its financial statements for the year ended December 31, 2019 and the 2020 interim period through September 30, 2020 to adjust all share and per share data to give effect to the share split that was effected on December 15, 2020. The Company has added disclosure to the subsequent events footnotes on pages F-36 and F-66 regarding the facts and circumstance of the reverse share split and the Company’s auditors have updated their opinion accordingly.

3. Significant Accounting Policies

Revenue Recognition, page F-17

2.	We note your response to Prior Comment 2 with respect to a service contract with HP that was performed from March 2019 through July 2019. Since the service contract appears to be related to your Software Licensing Agreement with HP, tell us your consideration of presenting the related labor costs as a component of software delivery costs.

Response:	The Company has restated its financial statements for the interim period ended September 30, 2020 to categorize all expenses by nature rather than by function. The Company removed the labor costs from software delivery costs and included them in Salaries and Wages, which is consistent with the year ended December 31, 2019 presentation. Please see page 34 of the Registration Statement for an updated description under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Securities and Exchange Commission

December 28, 2020

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss, page F-39

3.	We note your response to Prior Comment 1 and the guidance in paragraphs 18 and 102 of IAS 1. Since your presentation appears to be based on expenses by nature, please:

●	delete the line item for "Gross Margin" as presented hereunder and elsewhere in your filing; and

●	revise the caption for "Salaries and Wages" to read "Salaries and Wages exclusive of Software Delivery Costs."

Additionally, please revise your presentation on page F-5 to replace "Cost of Sales" and "General and Administrative" with the appropriate captions. Further ensure that the expenses addressed in your MD&A on pages 34-36 are consistent with the audited and interim Consolidated Statements of Loss and Comprehensive Loss expense line items for all periods presented.

Response:	The Company has complied with the Staff’s request to delete the line item Gross Margin throughout the Registration Statement. The Company has revised its Software Delivery costs to exclude labor and has included all labor costs under Salaries and Wages. The Company updated its descriptions on pages F-5 and F-39 of the Registration Statement to reflect the correct captions and made those consistent with its descriptions in the MD&A on pages 34 to 36 and F-39 of the Registration Statement.

Condensed Interim Consolidated Statements of Cash Flows, page F-41

4.	We note in your response to Prior Comment 3 that the Company will update the financing section within its consolidated cash flow statement to reflect the approximately $111,759 in factoring cost paid within its annual consolidated financial statements for the year ending December 31, 2020. Explain to us why you did not reflect this cost in the financing section of your interim period statement of cash flows.

Response:	The Company has complied with the Staff’s request to update the financing section of its interim consolidated cash flow statements for the period ended September 30, 2020 to reflect the factoring costs within the financing section of its consolidated cash flow statement. Please see page F-41 of the Registration Statement.

Securities and Exchange Commission

December 28, 2020

3. Significant Accounting Policies

Revenue Recognition, page F-50

5.	We note your disclosure on page 46. Please disclose the nature and timing of the satisfaction of your performance obligations under your software licensing arrangement with HP. If you derive revenue from facilitating in-game prizes and rewards from advertisers' brands as a result of HP's end users' in-game activities, please state if the nature of such revenues may be deemed sales and usage-based royalties and describe how it is measured. Refer to paragraphs B63, B63A and B63B of IFRS 15.

To the extent that your arrangement includes bundled performance obligations such as hosting and maintenance services, clarify whether or not the license of intellectual property is the predominant item to which the consideration relates.

Response:

The Company has complied with the Staff’s request to disclose in the Registration Statement the nature and timing of its performance obligations with respect to its agreement with HP.  The Company has revised its description of the HP contract on page 46 of Amendment No. 2 to further explain the revenue arrangements it has with HP under the agreement.

The Company notes that paragraphs B63 – B63B of IFRS 15 apply only to licenses of intellectual property for which some of all of the consideration is in the form of a sales-based or usage-based royalty.  As HP is never obligated to make payments to the Company under the contract based on the usage by HP’s customers of the Company’s platform, the Company has concluded that it will never receive sales or usage-based revenues under the HP contract.  Any revenue derived from advertisers or brands with respect to the in-game prizes and rewards made available under the HP contract will be derived by the Company directly from the advertisers or brands, which would be subject to the revenue-sharing portion of the HP contract pursuant to which the Company pays a portion of such revenues to HP.  To date, the Company has recognized a minimal amount of revenue from in-game prizes.

The Company also has updated the disclosure on page 46 to clarify that the license of intellectual property is not the predominate item to which the consideration relates. As is typical with many of its agreements with content partners, the Company provides hosting and maintenance of its rewards platform without charge to HP. The Company notes the development of custom-built software, which was completed within the year ended December 31, 2019, was the predominant item in the arrangement. To date, the time and effort for the maintenance has been minimal and the license is non-exclusive to HP.

Securities and Exchange Commission

December 28, 2020

* * *

As it is the goal of the Company to commence marketing the offering contemplated by the Registration Statement on January 4, 2021 and to have the Form F-1 declared effective shortly thereafter, the Company would greatly appreciate the Staff’s review of Amendment No. 2 as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0846.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige

cc:	Craig Finster
Versus Systems Inc.